

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2014

Via Email
Ms. Justine A. Cheng
Chief Financial Officer
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **Newcastle Investment Corp.**
> **Form 10-K**
> **Filed March 3, 2014**
> **File No. 001-31458**

Dear Ms. Cheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

1. We note your disclosure of net interest spread of your portfolio of debt investments on page 6 as well as your discussion of market considerations on page 64. Please also expand your disclosure to highlight the reasons for any material trends in the spread due to management's decisions/actions, if applicable. Please provide us with your proposed future revisions.

Application of Critical Accounting Policies, page 65

Debt Investments, page 65

2. You disclose that certain of your loans and securities are within the scope of different accounting guidance. Please expand your disclosure to more specifically clarify the

impact this has on your accounting policies for different types of loans and securities. Please highlight the particular elements of the accounting for income recognition and impairment that differ between the policies for the different types. Provide us with your proposed future revisions.

Note 2. Summary of Significant Accounting Policies, page 110

Goodwill and Intangibles, page 116

3.   You disclose that you amortize in-place resident lease intangibles over a 2-3 year period. Please explain in more detail how you determined the useful lives of these assets and your basis for using this amortization period; address your historical experience in your response. Also, in light of the fact that certain of your properties are triple-net leased to operators and your future cash flows from those properties are generated from fixed lease payments, rather than fees from resident agreements, please tell us how you considered that fact when determining the value of the in-place resident agreements as well as the useful lives. Clarify if the agreements are assigned to the new operators when leased to them upon acquisition and the impact of the assignments on your accounting, if any.

Note 7. Real Estate Related and Other Loans, Residential Mortgage Loans and Subprime Mortgage Loans, page 136

4.   Please revise your disclosure to specifically explain your accounting policy for the reversal of valuation allowances on loans held for sale and held for investment. Please provide us with your proposed future revisions, and cite the relevant accounting literature upon which you relied in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant